Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces changes to senior leadership structure

Toronto, Ontario – April 16, 2019 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) today announced changes to its senior leadership structure. The Company is streamlining its senior leadership team, with Lauren Roberts, Senior Vice-President and Chief Operating Officer, and Gina Jardine, Senior Vice-President, Human Resources, leaving the Company by mutual agreement. Paul Tomory will now be Executive Vice-President and Chief Technical Officer and broaden his portfolio to take on leadership of regional operations.

“With the goal of increasing efficiency and cost management, we have streamlined our senior leadership team to ensure we are well positioned to continue delivering on our commitments and building value for the future,” said J. Paul Rollinson, President and Chief Executive Officer. “Paul Tomory, who led the successful completion of the Tasiast Phase One expansion, and development of our project pipeline and strategic business optimization, will assume additional responsibility for regional operations. I am confident Paul will continue to maintain the excellent safety and operational track records that we hold as core Company strengths and deliver on our project development goals.”

The Senior Vice-Presidents of the Company’s three operating regions – the Americas, Russia and West Africa – will also have increased accountability for the operational success of their respective regions, in particular, safety, cash flow, production and costs.

“On behalf of the Company, I would like to thank Lauren and Gina for their significant contributions to Kinross,” said Mr. Rollinson. “During his long and successful career at Kinross, Lauren was a relentless champion of safety and delivered many accomplishments, including achieving our annual production and cost guidance over the past two years. He provided strong operational leadership and was instrumental in the success of our sites across all regions, from permitting, operations and closure. As head of HR, Gina strategically advanced our approach to talent, executive development and succession. She provided strong leadership to our HR functions across Kinross and headed the development of our culture and employee engagement through the launch of our People Commitments. I wish both Lauren and Gina the very best in their next roles.”

The Kinross senior leadership team now includes: Paul Rollinson, President and CEO; Geoff Gold, Executive Vice-President, Corporate Development and External Relations, and Chief Legal Officer; Paul Tomory, Executive-Vice President and Chief Technical Officer; and Andrea Freeborough, Senior Vice-President and Chief Financial Officer. Human Resources has been re-structured to align more closely with operations and corporate responsibilities.

To support the streamlined senior leadership team, the Company is pleased to announce that it has created a leadership advisory team that will consist of experienced Kinross leaders with diverse perspectives and functional expertise to provide direct input and insight on organizational issues, corporate strategy and key business decisions.

“The leadership advisory team is indicative of the deep and talented bench strength at Kinross,” said Mr. Rollinson. “By formalizing this team, we are leveraging our talent and expertise to increase operational effectiveness, transparency, and communication between all aspects of the business so we are better equipped to make and implement decisions quickly and successfully without adding another reporting structure layer.”

The strategic functions represented in the leadership advisory team includes safety and sustainability, technical services, operations, exploration, finance, legal/compliance, human resources, government relations, investor relations and corporate development. For more information on Kinross’ senior leadership, click here kinross.com/about/senior-management.

www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

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